Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders meeting held on May 27, 2010, shareholders of Natixis Funds Trust I voted for the following proposals:

1.	Election of Trustees for Gateway Trust :

Nominee		      Voted FOR     Withheld    Total Votes
Kenneth A. Drucker    166,495,378   1,405,733	167,901,111
Wendell J. Knox	      166,418,406   1,482,705	167,901,111
Erik R. Sirri	      166,470,777   1,430,334	167,901,111
Peter J. Smail	      166,472,832   1,428,280	167,901,111

In addition to the trustees named above, the following also serve as trustees of the Trust: Graham T. Allison, Jr., Edward A. Benjamin, Daniel M. Cain, Sandra O. Moose, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.